EXHIBIT 18

LETTER REGARDING CHANGE IN ACCOUNTING PRINCIPLES

May 29, 2004

Board of Directors

Herman Miller Inc.
855 East Main Avenue
PO Box 302
Zeeland, MI 49464

Dear Board of Directors:

Note 1 of Notes to the 2004 consolidated financial statements of Herman Miller, Inc. and subsidiaries included in its Form 10-K for the year ended May 29, 2004 describes a change in the method of accounting for certain inventories of the Company from the first-in, first-out method (FIFO) to the last-in, first-out (LIFO) method. There are no authoritative criteria for determining a preferable inventory costing method based on the particular circumstances; however, we conclude that such change in the method of accounting is to an acceptable alternative method which, based on your business judgment to make this change and for the stated reasons, is preferable in your circumstances.

Very truly yours,

/s/ Ernst & Young LLP